

Mail Stop 4631

October 26, 2015

Via E-Mail
Mr. Charles O'Dowd
Chief Executive Officer
ABCO Energy, Inc.
2100 North Wilmot, #211
Tucson, AZ 85712

>   **Re: ABCO Energy, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed October 14, 2015**
>   **File No. 333-207419**

Dear Mr. O'Dowd:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Update the financial statements if the registration statement is not effective on or before November 12, 2015.

Registration Statement's Facing Page

2. Please include your primary standard industrial classification or SIC code number. Our records indicate that your primary SIC code number is 1700.

Prospectus' Outside Front Cover Page

3. Since your shares of common stock are listed on the OTCQB under the symbol "ABCE," please delete the second sentence "We intend to list our shares on the OTCQB Market." Similarly, delete the phrase "and for listing our shares for trading on the OTCQB" in the second paragraph under "Use of Proceeds" on page 14.

4. Assuming all 23,318,322 shares are sold at $0.50 per share, proceeds before expenses to the selling shareholders total $11,659,161 rather than $16,659,161. Please revise the tabular disclosure to reflect the correct amount.

Selling Shareholders, page 21

5. Refer to comment 8 in our letter dated August 28, 2015. Please identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the shares of common stock held by Adamas Fund, LLC and Domer, LLC.

Compliance with Section 16(a) of the Exchange Act, page 28

6. Your response to comment 4 in our letter dated September 28, 2015 stated that Messrs. Charles O'Dowd and Wayne Marx expected to file their delinquent Forms 3 with the Commission "within the next few days." As of October 26, 2015 our records do not indicate that they have done so. Please file promptly the required Forms 3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397 if you have questions regarding comments and related matters.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction

<u>Via E-mail</u>
Brian P. Simon, Esq.
Law Office of Brian P. Simon
10633 Eastborne Avenue
Los Angeles, CA 90024